UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Eclipse Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

Michael K. Pierce

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, TX 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,687,619
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,687,619
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,687,619
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 19.7% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)

Based on (i) 302,325,028 shares of common stock, $0.01 par value (“Common Stock”) issued and outstanding as of August 3, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2018.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 40,420,114
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 40,420,114
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,420,114
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.4% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on (i) 302,325,028 shares of Common Stock issued and outstanding as of August 3, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2018.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND IX, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 110,670,890 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 110,670,890 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 110,670,890 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 36.6% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)

Includes 72,847,294 shares of Common Stock of Eclipse Resources Corporation, a Delaware corporation (the “Issuer” or the “Company”), owned directly by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and 37,823,596 shares of Common Stock of the Issuer owned by Travis Peak Resources, LLC (“Travis Peak”). Travis Peak is member-managed by TPR Holding Company, LLC, a Delaware limited liability company (“TPR Holding”). EnCap Fund IX is a member of TPR Holding that holds the right to appoint three of the five representatives to the board of managers of TPR Holding. Each of the representatives to the board of managers of TPR Holding has one vote and decisions are made by a majority vote. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Travis Peak. EnCap Fund IX disclaims beneficial ownership of the securities owned by Travis Peak in excess of its pecuniary interest therein and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the Common Stock owned directly by Travis Peak for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.

(2)	Based on (i) 302,325,028 shares of Common Stock issued and outstanding as of August 3, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2018.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons TRAVIS PEAK RESOURCES, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 37,823,596
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 37,823,596
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,823,596
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.5% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Based on (i) 302,325,028 shares of Common Stock issued and outstanding as of August 3, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2018.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP PARTNERS GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 210,778,623 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 210,778,623 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 210,778,623 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 69.7% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Includes 37,823,596 shares of Common Stock of the Issuer owned directly by Travis Peak. Travis Peak is member-managed by TPR Holding. EnCap Fund IX is a member of TPR Holding that holds the right to appoint three of the five representatives to the board of managers of TPR Holding. Each of the representatives to the board of managers of TPR Holding has one vote and decisions are made by a majority vote. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Travis Peak.

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest” and together with EnCap Fund VIII and EnCap Fund IX, the “EnCap Funds”) and EnCap Fund IX collectively directly hold the remaining shares of Common Stock. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund

VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners GP may be deemed to share the right to direct the disposition of the Common Stock held by the EnCap Funds. EnCap Partners GP disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)	Based on (i) 302,325,028 shares of Common Stock issued and outstanding as of August 3, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2018.

This Amendment No. 6 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC by Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich on July 7, 2014, as amended by that certain Amendment No. 1 filed on January 13, 2015, that certain Amendment No. 2 filed on February 2, 2015, that certain Amendment No. 3 filed on July 15, 2016, that certain Amendment No. 4 filed on September 30, 2016, and that certain Amendment No. 5 filed on January 18, 2018. This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

Agreement and Plan of Merger

On August 25, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blue Ridge Mountain Resources, Inc., a Delaware corporation (“Blue Ridge”), and Everest Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will merge with and into Blue Ridge (the “Merger”), with Blue Ridge surviving the Merger as a wholly owned subsidiary of the Company.

On the terms and subject to the conditions set forth in the Merger Agreement, upon consummation of the Merger, each share of Blue Ridge common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (excluding any Excluded Shares or Dissenting Shares (each as defined in the Merger Agreement)) shall be converted into the right to receive from the Company 4.4259 validly issued, fully-paid and nonassessable shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), subject to adjustment as specified in the Merger Agreement.

The transaction has been unanimously approved by the board of directors of the Company (the “Company Board”) and by the board of directors of Blue Ridge (the “Blue Ridge Board”). The issuance of Company Common Stock in connection with the Merger and the adoption of a Second Amended and Restated Certificate of Incorporation of the Company to be effective at closing of the Merger and providing for, among other things, the declassification of the Company Board and a 15-to-1 reverse stock split of the Company Common Stock, have been approved by the written consent of stockholders of the Company holding a majority of the outstanding shares of Company Common Stock (the “Eclipse Written Stockholder Consent”).

The Merger Agreement contains customary representations and warranties of the Company and Blue Ridge relating to their respective businesses, financial statements and, with respect to the Company, public filings, in each case generally subject to customary materiality and knowledge qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and Blue Ridge, including covenants relating to conducting their respective businesses in the ordinary course and refraining from taking certain actions without the other party’s consent. The Merger Agreement also contains covenants of Blue Ridge not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement. The Merger Agreement also contains covenants of the Company not to solicit proposals relating to alternative transactions.

The consummation of the Merger is subject to certain customary mutual conditions, including (i) the receipt of the required approvals from Blue Ridge’s and the Company’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (iv) the Company’s registration statement on Form S-4 having been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), (v) the Company Common Stock issuable in connection with the Merger having been authorized for listing on the New York Stock Exchange (the “NYSE”), upon official notice of issuance, (vi) the Dissenting Shares (as such term is defined in the Merger Agreement) not exceeding 12% of the outstanding shares of common stock of Blue Ridge, and (vii) the receipt by each party of a customary opinion that the Merger will qualify as a “reorganization”

within the meaning of Section 368(a) of the U.S. tax code. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Prior to, but not after, the adoption of the Merger Agreement by Blue Ridge’s stockholders, the Blue Ridge Board may withhold, withdraw, qualify or modify its recommendation that Blue Ridge’s stockholders adopt the Merger Agreement as result of a Company Superior Proposal or a Company Intervening Event (as each term is defined in the Merger Agreement), if the Blue Ridge Board determines that the failure to make such a change of recommendation would be inconsistent with the fiduciary duties owed by the Blue Ridge Board to Blue Ridge’s stockholders under applicable law, subject to complying with certain notice and other specified conditions, including giving the Company the opportunity to propose revisions to the Merger Agreement during specified periods.

The Merger Agreement contains termination rights for each of the Company and Blue Ridge, including, among others, if the consummation of the Merger does not occur on or before February 28, 2019 (provided certain conditions are met). In connection with the termination of the Merger Agreement under specified circumstances, including the termination by Blue Ridge in the event the Eclipse Written Stockholder Consent ceases to be valid and in full force and effect, the Company would be required to pay Blue Ridge a termination fee of $12 million. In connection with the termination of the Merger Agreement under specified circumstances, including the termination by the Company in the event of a change of recommendation by the Blue Ridge Board relating to a Company Superior Proposal, the termination by Blue Ridge in order to enter into an alternative acquisition agreement providing for a Company Superior Proposal, or the termination by the Company in the event Blue Ridge willfully and materially breaches its covenants not to solicit proposals relating to alternative transactions, Blue Ridge would be required to pay the Company a termination fee of $12 million. In connection with the termination of the Merger Agreement by the Company or Blue Ridge in the event of a change of recommendation by the Blue Ridge Board in response to a Company Intervening Event, Blue Ridge would be required to pay the Company a termination fee of $18 million. In connection with the termination of the Merger Agreement by the Company or Blue Ridge in the event Blue Ridge’s stockholders fail to adopt the Merger Agreement (other than following a change of recommendation by the Blue Ridge Board) or in the event Dissenting Shares exceed 12% of Blue Ridge’s outstanding common stock, Blue Ridge would generally be required to pay the Company $3.25 million in respect of the Company’s costs and expenses in connection with the transaction.

Prior to the Effective Time, the Company is to take all actions necessary to cause the Company Board as of and immediately following the Effective Time to consist of a total of ten directors including: (i) five directors designated by the Company, at least three of which must qualify as “independent directors” under the listing standards of the NYSE and the applicable rules of the SEC, and at least one of such independent director designees must qualify as “independent” pursuant to Rule 10A-3(b)(1) of the Exchange Act, and as an “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K; and (ii) five directors designated by Blue Ridge, at least three of which must qualify as “independent directors” under the listing standards of the NYSE and the applicable rules of the SEC, and (x) at least two of such independent director designees must qualify as “independent” pursuant to Rule 10A-3(b)(1) of the Exchange Act, and (y) one of such director designees must be John Reinhart, the current President and Chief Executive Officer of Blue Ridge. One of the directors designated by Blue Ridge is to resign on the first anniversary of the Effective Time and the Company Board is to be reduced to nine directors.

Further, prior to the Effective Time, the Company is to take all actions necessary to cause John Reinhart, the current President and Chief Executive Officer of Blue Ridge, to become the President and Chief Executive Officer of the Company. Matthew R. DeNezza, the Company’s current Executive Vice President and Chief Financial Officer, and Oleg Tolmachev, the Company’s current Executive Vice President and Chief Operating Officer, will continue to serve the Company in such capacities immediately following the Effective Time. Paul Johnston, currently Senior Vice President and General Counsel of Blue Ridge, will become Executive Vice President and General Counsel of the Company, and Matt Rucker, currently Vice President Resource Planning and Development of Blue Ridge, will become Senior Vice President Resource Planning and Development of the Company. Benjamin W. Hulburt, the Company’s current Chairman, President and Chief Executive Officer, and Christopher K. Hulburt, the Company’s current Executive Vice President, Secretary and General Counsel, will each resign from such positions effective as of the Effective Time.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated herein by reference.

Voting Agreement

On August 25, 2018, the Company entered into a voting agreement with Blue Ridge and the EnCap Funds (the “Eclipse Voting Agreement”), whereby, among other things, the EnCap Funds have agreed to take certain actions in furtherance of the Merger, including to vote all Subject Securities owned by such EnCap Fund in favor of (1) the Parent Stock Issuance and the Parent Charter Amendment, and (2) any proposal to adjourn or postpone any meeting of stockholders of the Company to a later date if there are not sufficient votes to adopt such proposals, in each case, on the terms and subject to the conditions set forth in the Eclipse Voting Agreement.

The foregoing description of the Eclipse Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Eclipse Voting Agreement, a copy of which is filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated herein by reference.

Lock-Up Agreement

On August 25, 2018, the EnCap Funds and Travis Peak delivered a lock-up agreement (the “EnCap Lock-Up Agreement”) to the Company and Blue Ridge pursuant to which the EnCap Funds and Travis Peak have agreed, among other things, not to sell or dispose of any shares of Company Common Stock for a 60-day period commencing on the Effective Time, subject to certain exceptions.

The foregoing description of the EnCap Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the EnCap Lock-Up Agreement, a copy of which is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a) and (c) of Item 5 of the Original Schedule 13D are amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Amendment relating to such Reporting Person and is incorporated by reference herein.

(c)    Other than as described in Item 3 or Item 4, no Reporting Person has effected any transactions in the shares of Common Stock during the 60 days preceding the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

The description of the Merger Agreement, the Eclipse Voting Agreement and the EnCap Lock-Up Agreement as set forth in Item 4 above is incorporated by reference herein in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1.1	Joint Filing Agreement dated January 18, 2018 (filed as Exhibit 1.1 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Securities Purchase Agreement dated December 27, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

Exhibit 2.4	Amended and Restated Registration Rights Agreement dated January 28, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2015, and incorporated by reference herein).

Exhibit 2.5	Contribution Agreement dated January 28, 2015 (filed as Exhibit 2.8 to Amendment No. 2 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.6	Purchase and Sale Agreement dated December 8, 2017 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017, and incorporated by reference herein).

Exhibit 2.7	Registration Rights Agreement dated as of January 18, 2018 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2018, and incorporated by reference herein).

Exhibit 2.8	Agreement and Plan of Merger, dated as of August 25, 2018, among Eclipse Resources Corporation, Everest Merger Sub Inc., and Blue Ridge Mountain Resources, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.9	Voting Agreement, dated as of August 25, 2018, among Eclipse Resources Corporation, Blue Ridge Mountain Resources, Inc. and the Stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.10	Lock-Up Agreement, dated as of August 25, 2018, from the stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2018

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Partners GP, LLC

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Managing Partner

Travis Peak Resources, LLC

By:	/s/ Benjamin M. Ellis
Name:	Benjamin M. Ellis
Title:	Chief Financial Officer